UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14F-1

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                           AURIC METALS CORPORATION
               (Name of Registrant as Specified in its Charter)




   _______________________________________________________________________
   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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                           AURIC METALS CORPORATION
                       1475 East Terminal Way, Suite E
                              Reno, Nevada 89502

June 15, 2000

To the Shareholders of
Auric Metals Corporation

Dear Shareholders:

     Over the past few weeks, Auric Metals Corporation (the "Company") has undertaken efforts to change its business direction, from a Company primarily engaged in the acquisition, exploration and development of interests in various natural resource properties, to one which will become engaged principally in investing in, and operating, technology companies. In connection with these efforts, the Company has recently made a change in management. These recent changes are described below.

CONSULTING AGREEMENT, CHANGE IN BUSINESS DIRECTION AND CHANGE IN MANAGEMENT

     On April 11, 2000, the Company entered into a Consulting Agreement with Marc J. Schwartz, an independent third party, under the terms of which Mr. Schwartz was retained as a consultant to explore a possible new business direction for the Company. Pursuant to the Consulting Agreement, the Company agreed to pay to Mr. Schwartz the sum of $120,000 for his consulting efforts, and to grant to him options to acquire up to 300,000 shares of common stock of the Company. (See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS," below). In connection with Mr. Schwartz' engagement and his efforts on behalf of the Company, management decided to change the Company's principal business from a company engaged in the natural resource business, through ownership or participation in natural resource properties, to a company that will be engaged principally in investing in, and operating, technology companies.

     As a result of the Company decision to change its business direction, on May 17, 2000, the Company effected a change in management, in order to enable the Company the necessary management experience and expertise to implement the Company's proposed new business endeavors. The Company's board of directors, consisting of James F. Fouts, Chairman, Elizabeth White, and Dan Ligino, resigned, seriatum, and Marc Schwartz and Donald Ratajczak, were elected as the new members of the board of directors of the Company. In addition, James
F. Fouts and Betty Fouts, his wife, resigned as President and Secretary, respectively, and Donald Ratajczak was appointed as President and Chairman of the Board, and Marc Schwartz was appointed as the Vice President and Secretary/Treasurer, of the Company. A biographical description of Messrs. Ratajczak and Schwartz is set forth below under "New Management."

     In connection with the Company decision to change its business direction, the Company determined that it would cause its wholly-owned subsidiary, Auric Metals Corporation, to sell its

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stock ownership interest in Corporacion de La Fonda, a closely-held New Mexico corporation, as described below under "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

     On May 17, 2000, the Company had a total of 1,000,000 shares of voting common stock issued and outstanding, all of which are entitled to vote at a meeting of shareholders.

NEW MANAGEMENT

     As described above, on May 17, 2000, Donald Ratajczak was appointed as the President and Chairman of the Board, and Marc Schwartz was appointed as the Vice President, Secretary/Treasurer, and a director, of the Company. James F. Fouts, Elizabeth White and Dan Ligino, who have served as directors for over the past fifteen years, resigned. Set forth below is a brief biographical description of Messrs. Ratajczak and Schwartz:

     Donald Ratajczak, age 57, has occupied the position of Director of the Economic Forecasting Center, College of Business Administration, Georgia State University since 1973. Prior to his current position, he was Director of Research, Director of Forecasting Models and Associate Director University of California at Los Angeles ("UCLA") Forecasting Project during 1973, 1969 to 1970 and 1969 to 1973, respectively. Dr. Ratajczak was also Assistant Professor at UCLA Graduate School of Management, from 1969 to 1973. From 1966 to 1968, he was an Instructor at Massachusetts Institute of Technology, and from 1966 to 1967, he was an Economist, Office of Postmaster General of the United States in Washington, D.C. Dr. Ratajczak graduated in 1972 with a Ph.D. degree in Economics from Massachusetts Institute of Technology. As President and Chairman of the Board, Mr. Ratajczak will be responsible for the administration of Company matters.

     Marc J. Schwartz, age 35, is a licensed securities broker and has been the Vice President of Dunwoody Brokerage Services Capital Group, a subsidiary of Dunwoody Brokerage Services, Inc., since 1998. From 1992-1998, Mr. Schwartz was a retail securities broker with Robinson Humphrey, Solomon Smith Barney and Morgan Stanley Dean Witter. As Vice President and Secretary/Treasurer, Mr. Schwartz will be responsible for directing Company strategy.

    As indicated, Messrs. Ratajczak and Schwartz were appointed as board members and officers, as a result of the decision by former management, to change the business direction of the Company. There is no family relationship between Mr. Ratajczak and Mr. Schwartz, and there are no family relationships between Messrs. Ratajczak and Schwartz and any former member of
management.   The directors of the Company will serve until the next annual meeting of the Company's shareholders and until their successors are elected and qualified. The officers will serve until the next annual meeting of directors and until their successors are elected and qualified.

     The Company does not presently have a standing audit, nominating or compensation committee of the board of directors, or any committees performing similar functions. During the fiscal year ended March 31, 2000, the board of directors held one board meeting, and took action by unanimous consent on two occasions.

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     Executive Compensation

     During the past three fiscal years ended March 31, 2000, none of the Company's officers or directors have received any compensation, except for indirect compensation to Fremont Corporation, an affiliate of James F. Fouts and Betty Fouts, for office and clerical services during the fiscal years ended March 31, 2000, 1999 and 1998, of $15,000, $9,000, and $12,000,
respectively.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of the date of this letter, the number and percentage of the outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.


Name of Person or Group           Common Shares          Options (1)
--------------------------      ---------------------  ----------------------
                                                                   Percent if
                                  Number     Percent    Number   Exercised (2)
                               ------------ ---------  --------- ------------
Principal Shareholders:
----------------------
Donald Ratajczak (3)
1681 Lady Marian Lane
Atlanta, GA 30309                 33,500      3.35      150,000      15.94

Marc J. Schwartz (3)
70 Old Ivy Road, #55
Atlanta, GA 30342                 35,000      3.50      300,000      25.75

Gregory L. Hoover
2495 Wood Brook Court
Lawrenceville, GA 30043           89,208      8.91            0       n/a

Cede & Company
PO Box 222
Bowling Green Station
New York, NY 10274               178,926     17.88            0       n/a

Officers and Directors:
----------------------
Donald Ratajczak            -------------------See above ------------------

Marc J. Schwartz            --------------------See above -----------------

All Officers and Directors
as a Group (2 persons):           68,500      6.85      450,000     35.74
-----------------------


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(1)   These figures represent options that are vested or will vest subject to certain conditions (See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS").

(2) These figures represent the percentage of ownership of the outstanding shares by the named individuals assuming each of them alone has exercised his options, and percentage ownership of all officers and directors of a group assuming all such purchase rights held by such individuals are exercised.

(3) Messrs. Ratajczak and Schwartz are the officers and directors of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On April 11, 2000, Auric Metals Corporation (the "Company") entered into a Consulting Agreement (the "Consulting Agreement") with Marc J. Schwartz, an independent third party, under the terms of which Mr. Schwartz was retained as a consultant to explore a possible new business direction of the Company. Pursuant to the terms of the Consulting Agreement, the Company agreed to pay Mr. Schwartz the sum of $120,000, and grant options to acquire shares of its common stock as follows:

    a)   100,000 shares exercisable at $1.125 per share;

    b) 100,000 shares exercisable at $1.125 per share when the stock price of the Company reaches and maintains for 10 days a price of $3.00 per share; and

    c) 100,000 shares exercisable at $1.125 per share when the stock price of the Company reaches and maintains for 10 days a price of $5.00 per share.

     In April, 2000, prior to becoming officers and directors of the Company, Messrs. Schwartz and Ratajczak, along with a number of other individuals, acquired stock of the Company in private transactions, as reflected on a
Schedule 13D filing dated April 17, 2000.   Mr. Schwartz acquired a total of
35,000 shares, and Mr. Ratajczak acquired a total of 33,500 shares of common stock.

     In April, 2000, in anticipation of the change in the Company's business direction and the change in management described above, the board of directors authorized the grant of options to Mr. Ratajczak, entitling him to purchase a total of 150,000 shares of the Company's common stock, at a price of $3.00 per share. The Company has also authorized the grant of options for up to an additional 100,000 shares of common stock, to prospective employees, advisors and others, at exercises prices of between $3.00 and $5.00 per share.

     In May, Dunwoody Brokerage Services, Inc. ("Dunwoody"), a broker-dealer firm with which Mr. Schwartz is affiliated, agreed to assist James Fouts and members of his family, in selling, in private transactions, shares of common stock of the Company held by them, in exchange for which these sellers have
agreed to pay a fee of $0.07 per share.   Dunwoody has earned a fee of
approximately $24,500, for assisting in finding private purchasers for the

                                      4
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purchase of a total of 350,000 shares of the Company's common stock held by
Elizabeth White, Alan Fouts, and Donovan Fouts. This stock was purchased from these individuals subject to existing restrictions on the stock.

     As a result of the Company's decision to change its business direction, described above, the Company determined that it would cause its wholly-owned subsidiary, Auric Minerals Corporation ("AMC"), to sell to Corporacion de La Fonda ("La Fonda"), a closely-held New Mexico corporation which owns a hotel operation known as the Hotel de La Fonda, in Santa Fe, New Mexico, AMC's minority stock interest in La Fonda. The purpose of this transaction was to create liquidity for the Company, in order to provide it with capital to pursue its new business direction. AMC owned a total of 9,200 shares, or approximately 8.5% of the outstanding stock of La Fonda. As a result of this decision, and negotiations with La Fonda, AMC entered into an agreement with La Fonda dated May 19, 2000, providing for the sale of all 9,200 shares of the La Fonda stock owned by AMC to La Fonda, at a total purchase price of $1,404,548 in cash, or a price of $141.69 per share, together with other consideration. Under the terms of the agreement, La Fonda paid the sum of $104,548 on the date of the agreement, and the additional sum of $1,304,548 within fifteen days thereafter. In addition to the cash consideration described above, La Fonda agreed to provide to the Company the use of a minimum of two rooms at the La Fonda Hotel for 30 days per year, for period of ten years, having an estimated additional value of approximately $100,000. The terms of this transaction are believed to be fair and reasonable based on all relevant considerations. La Fonda is a closely-held corporation with small annual dividends, and a relatively illiquid market for its minority holders. Prior to entering into the transaction, the Company determined that La Fonda had recently purchased shares of its common stock from a shareholder, at a price of $141.69 per share. All previous purchases of La Fonda stock have been at lower prices, and La Fonda recently granted options for the purchase stock at a price of $149 per share. Given these circumstances, and in view of the Company's new business direction, the Company concluded that the transaction was fair and reasonable and in the best interests of the Company.

     In connection with the transaction with La Fonda, in the end of May, 2000, a family limited liability company owned by James Fouts and his family members, loaned to La Fonda the sum of $1,200,000 to La Fonda to complete the purchase of the shares. This loan is repayable in installments over a thirteen month period, with interest on the unpaid principal at 6% per annum.

OTHER MATTERS

     The Company plans to call an annual meeting of its shareholders during
the third or fourth quarter of calendar year 2000.   Prior to the annual
meeting, shareholders will receive a proxy statement of the Company, including financial statements covering the year ended March 31, 2000, and such additional information as deemed appropriate.

                               AURIC METALS CORPORATION


Dated: June 15, 2000           By: /s/ Marc J. Schwartz
                                  ----------------------------
                                     Marc J. Schwartz, Secretary